Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items(1)	$(255,574)	$(409,242)	$(150,820)	$(253,818)	$(785,647)
Add: Fixed charges as calculated below	270,872	359,844	348,664	349,041	485,624
Add: Distributions of earnings from equity method investments	17,252	105,586	85,766	32,650	36,766
Less: Capitalized interest	(2,590)	(1,794)	(788)	(466)	(263)
Total earnings	$29,960	$54,394	$282,822	$127,407	$(263,520)
Fixed charges:
Interest expense(2)	$266,225	$356,161	$345,914	$346,500	$481,116
Add: Capitalized interest	2,590	1,794	788	466	263
Implied interest component on the company's rent obligations	2,057	1,889	1,962	2,075	4,245
Fixed charges	$270,872	$359,844	$348,664	$349,041	$485,624
Preferred dividends	49,020	42,320	42,320	42,320	42,320
Fixed charges and preferred dividends	$319,892	$402,164	$390,984	$391,361	$527,944
Earnings to fixed charges(3)	—	—	—	—	—
Earnings to fixed charges and preferred dividends(3)	—	—	—	—	—

Explanatory Notes:
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(1)	Prior period presentation has been restated to conform to current period presentation.

(2)
For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, interest expense includes $0, $1,064, $3,728, $32,734 and $69,326, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2013, 2012, 2011, 2010 and 2009 earnings were not sufficient to cover fixed charges by $240,912, $305,450, $65,842, $221,634 and $749,144, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $289,932, $347,770, $108,162, $263,954 and $791,464, respectively.